UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

The Axle Workout Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   November 21, 2016

Physical Address of Issuer:

17 Chittenden Avenue, 5D, New York, NY 10033, United States

Website of Issuer:

https://www.theaxleworkout.com

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$189,029	$569,863
Cash & Cash Equivalents	$62,116	$41,409
Accounts Receivable	$0	$6,310
Short-term Debt	$508,956	$112,876
Long-term Debt	$574,320	$515,259
Revenues/Sales	$148,621	$680,196
Cost of Goods Sold	$211,165	$355,530
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(476,577)	$(110,724)

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April 29, 2022

The Axle Workout Inc.

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This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by The Axle Workout Inc. ("**Axle,**", the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.theaxleworkout.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

<center>The date of this Form C-AR is April 29, 2022.</center>

<center>***THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.***</center>

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andrew Page
_____
(Signature)

Andrew Page
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Page
_____
(Signature)

Andrew Page
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

/s/Anuj Patel
_____
(Signature)

Anuj Patel
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2022

The Axle Workout Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

The Axle Workout Inc. is an on-line strength, fitness and training exercise website, incorporated in Delaware as a corporation on November 21, 2016.

The Company is located at 17 Chittenden Avenue, 5D, New York, NY 10033.

The Company's website is https://www.theaxleworkout.com.

The Company is headquartered and in the process of qualifying to conduct business in New York. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

The Axle Workout Inc. makes a collapsible Olympic-style barbell for use at home for strength training and offers its customers both on-demand and live workouts. We also offer comprehensive nutrition coaching to aid and assist our customers to make life changing body transformations. Our mission is to bring affordable, accessible and adaptable strength training to people everywhere.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, such as that which occurred with COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we operate, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited but growing sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Additionally, the supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, we are dependent on Andrew Page, our Chief Executive Officer, Bill Colbert, our Chief Revenue Officer, and Anuj Patel, our Chief Operating Officer. The Company does not have employment agreements with these executive officers and there can be no assurances that it will do so or that any or all of these executive officers will continue to be employed by the Company for a particular period of time. Moreover, our executive officers are involved with other initiatives and may not devote their full time to the Company. The loss of any or all of these executives, or any key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may not be in compliance with the corporate registration requirements where it operates.

The Company's headquarters are located in the State of New York. The Company is not currently qualified to conduct business in New York and is in the process of applying for qualification. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

BUSINESS

Description of the Business

The Axle Workout Inc. makes a collapsible Olympic-style barbell for use at home for strength training and offers its customers both on-demand and live workouts. We also offer comprehensive nutrition coaching to aid and assist our customers to make life changing body transformations. Our mission is to bring affordable, accessible and adaptable strength training to people everywhere.

Business Plan

The Company plans to significantly expand its business by increasing marketing and investing in research and development of its new V2 Smart Barbell. The Company expects to achieve profitability by the end of 2023. The capital we raise here will empower us to expand our product development, increase inventory and sales and marketing efforts as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Axle Barbell	First ever collapsible Olympic style barbell	Sold direct to consumers
The Axle Bundle	The Axle Barbell plus accessories which include 5 lb. weights, foot anchors, strength band and tote bag	Sold direct to consumers
Axle Live	Premium on demand workouts and live small group training. Follow a guided 30 minute workout led by an Axle-certified instructor, or workout with a live instructor by Zoom	Sold direct to consumers

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, technology, performance and value are also important differentiating factors.

The key competitors for the Company's products and services are (i) Peloton, which is a live and on demand cycle, strength training, yoga and overall fitness routine from the comfort of home; (ii) Echelon, which is a live or on demand streaming community of riders training together from home; (iii) Tonal, which is an on demand strength training workout that uses Tonal A.I. that automatically sets and adjusts to customize your workout; (iv) Mirror, which is a nearly invisible interactive home gym using a smart mirror; and (v) Tempo.fit, which is an interactive smart home gym using 3D sensors to track your motion, count your repetitions and improve form.

Customer Base

Axle sells its products and services directly to consumers. Axle has found an exceptional product market fit with females age 25-54. The first subset of this group are self-starters who have a home gym or who previously used to workout in a gym but now prefer to do strength training from home due to its convenience. The second subset are those individuals who are looking to make a body transformation and see strength training as a means to convert fat into lean muscle thereby improving their overall health.

Supply Chain

The Company uses third party vendors to manufacture its products, both in the U.S. and internationally. The Company has access to alternate service providers in the event its current third party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5459218*	AXLE	Standard Character Mark- Physical fitness equipment, namely, weight bar with detachable weights	October 5, 2016	February 13, 2018	USA

*This trademark was originally registered to Vitals LLC, which is owned by Andrew Page, the CEO of the Company, and Anuj Patel, the COO of the Company. The Company entered into a Trademark Assignment Agreement, dated September 25, 2021, to transfer ownership of the trademark to the Company. The Company is in the process of registering this ownership change with the United States Patent and Trademark Office.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the axleworkout.com and theaxleworkout.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrew Page	Chief Executive Officer, Co-Founder and Director	The Axle Workout Inc., CEO and Co-Founder, 2016 - Present Responsible for general CEO duties and strategy New York Athletic Club, Head Athletic Trainer, 2009 - 2016 Responsible for • Creating strength and conditioning programming for professional/Olympic athletes across basketball, fencing, boxing and wrestling • Creating strength and conditioning programming for club sport teams • Facilitating special events for visiting sports organizations • Co-managing patients at Hospital for Special Surgery for injured athletes and regular populations	University of Virginia, B.A, Health and Fitness, Business and Theater, 2007
Bill Colbert	Chief Revenue Officer	The Axle Workout Inc., CRO, 2020 - Present Responsible for all sales and marketing initiatives Treetop Growth Strategy, Founder, 2016 - Present Responsible for managing all company operations and new business development	Indiana University, B.S, Marketing, 2014
Anuj Patel	Chief Operating Officer, Co-Founder and Director	The Axle Workout Inc., COO and Co-Founder, 2016 - Present Responsible for managing Company operations Lighter Nutrition, Chief Executive Officer, 2020 - 2021 Responsible for executive management, recruiting, sales and revenue growth	Duke University, M.B.A, Finance, 2012; Boston University, B.S, Economics and Finance, 2006

Biographical Information

Andrew Page: Andrew is the Chief Executive Officer and Co-Founder of the Company. He has over 12 years of strength training, group fitness and athletic training experience. Andrew was the head athletic trainer at the New York Athletic Club and is a consultant to the NBA and international Olympic teams. Andrew has received certification from the Exos Performance Institute and has a B.A. from the University of Virginia.

Bill Colbert: Bill is the Chief Revenue Officer of the Company. He has 15 years of experience in marketing and building revenue for startups in the health and wellness industry. Bill was the former CMO at Factor Meals and gymGO. Bill holds a B.S. in Marketing from Indiana University.

Anuj Patel: Anuj is the Chief Operating Officer and Co-Founder of the Company. He has 12 years of experience in the health and wellness industry. Anuj was a Director at PatientsLikeMe and a former digital health venture lead at IMS Health. Anuj has an MBA from Duke University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Additionally, the Company has established the 2021 Equity Incentive Plan for which 1,500,000 shares are authorized for issuance thereunder. At the filing of this Form C-AR, 5,999,998 shares of Common Stock will be issued and outstanding. Additionally, the Company has 975,482 options to purchase Common Stock issued and outstanding and an additional 532,260 options available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,999,998
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$52,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,830,050 and a Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$100,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $5,000,000 and a Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	975,482*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

*The Company has agreed to issue additional options for up to 431,725 shares of Common Stock (based on the current valuation in this Offering) to certain influencers and advisors of the Company. A portion of these awards are conditioned upon the achievement of specified milestones. As the award agreements have not been entered into as of the date of this Form C, such options are not listed as outstanding at this time.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$139,293*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $11,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Offering to close on April 30, 2022. Estimated figure, subject to investor confirmations.

Outstanding Debt

The Company has the following debt outstanding:

Type	Business Credit Line
Creditor	TD Bank
Amount Outstanding	$79,977
Interest Rate and Amortization Schedule	Prime plus 2.75%
Description of Collateral	Secured
Maturity Date	January 9, 2024

Type	SBA EIDL Loan
Amount Outstanding	$287,900*
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $1,417 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	Secured
Other Material Terms	Guaranteed by the Company's CEO
Maturity Date	June 30, 2050

*On June 30, 2020, the Company received an original SBA EIDL loan in the amount of $52,500. On September 28, 2021, the SBA notified the Company of approval to amend the total SBA EIDL Loan amount to $287,900 (a $235,400 increase), which was subsequently funded.

Type	Unsecured Loan from Family Member of Related Party
Principal Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	3%
Description of Collateral	Unsecured
Maturity Date	March 31, 2027

Type	Unsecured Loan from CEO Andrew Page
Amount Outstanding	$203,759
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	December 31, 2024

Type	Unsecured Loan from COO Anuj Patel
Amount Outstanding	$22,810*
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	December 31, 2024

*During 2021, this loan was increased from $7,000.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$152,000	2	Research & Development, Staffing and General Working Capital	April 8, 2020; October 14, 2020	Section 4(a)(2)
Option to Purchase Common Stock	$0	975,482	N/A	June 21, 2021; March 15, 2022	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)*	$139,293	103	Research & Product, Staffing and General Working Capital	April 30, 2022	Reg. CF

*Offering closes April 30, 2022. Estimated figures, subject to investor confirmations.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Andrew Page	4,629,180 shares of Common Stock	77.15%
Anuj Patel	1,370,818 shares of Common Stock	22.85%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

The Axle Workout Inc. (the "**Company**") was incorporated on November 21, 2016 under the laws of the State of Delaware and is headquartered in New York, NY.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $19,862 in cash and cash equivalents. Combined with the proceeds from the Regulation CF offering that is closing on April 30, 2022, the Company will have approximately 12 months of runway.

Liquidity and Capital Resources

The Company is conducting an offering pursuant to Regulation CF which will close on April 30, 2022. Estimated capital raised, subject to investor confirmations, is $139,293.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) In April 2019 and April 2020, respectively, Andrew Page, the Company's CEO and Co-Founder, provided unsecured loans to the Company having an aggregate outstanding balance of $203,759. A promissory note was executed for these loans which provides for payment of a 0% interest rate and which matures on December 31, 2024.

(b) The father of Andrew Page, the Company's CEO and Founder, provided an unsecured loan to the Company in April 2020 in the amount of $100,000. Such loan bears a 3% interest rate and has a maturity date of March 31, 2022.

(c) Anuj Patel, the Company's COO and Co-Founder, provided unsecured loans to the Company which have an aggregate outstanding balance of $22,810. The loan amount increased in April 2021 from $7,000 that was previously loaned in April 2020. A promissory note was executed for these loans which provides for payment of a 0% interest rate and which matures on December 31, 2024.

See the section titled "*Outstanding Debt*" for more information regarding these loans.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 29, 2022

The Axle Workout Inc.



The Axle Workout
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	
1001 TD BUSINESS CONVENIENCE PLUS (8285)	62,116
1002 PayPal	-
Total 1000 Cash	$ 62,116
1072 Bill.com Money Out Clearing	-
Total Bank Accounts	$ 62,116
Accounts Receivable	
1100 Accounts Receivable (A/R)	8,521
Total Accounts Receivable	$ 8,521
Other Current Assets	
1200 Subscription Receivable	
1201 Andrew Page	30
1202 Anuj Patel	(30)
Total 1200 Subscription Receivable	-
1250 Retailer Balances	-
1251 Stripe	36
1252 Affirm	-
1253 Amazon	30
1254 Shopify	(168,671)
Total 1250 Retailer Balances	$ (168,605)
1300 Undeposited Funds	-
1400 Inventory	275,375
Uncategorized Asset	11,623
Total Other Current Assets	$ 118,393
Total Current Assets	$ 189,029
Fixed Assets	
1700 Fixed Assets	
1701 Foot Anchor Molds	1,297
1710 Accum. Depr. - Foot Anchor Molds	(1,297)
Total 1700 Fixed Assets	$ -
Total Fixed Assets	$ -
TOTAL ASSETS	$ 189,029
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2110 AMEX - Business (82000)	42,552
2120 Edward Jones (2377)	27,820

Total Credit Cards	$	70,372
Other Current Liabilities		
1800 Other Current Liabilities		
1810 Customer Returns		-
2250 New York State Department of Revenue Payable		-
2400 Income Taxes Payable		
2402 NYS Franchise Taxes Payable		-
2403 MTA Taxes Payable		-
2404 NYC Income Taxes Payable		-
Total 2400 Income Taxes Payable		-
Total 1800 Other Current Liabilities		-
2010 CREDITLINE (9001)		74,945
2015 Line of Credit - Intuit		-
2410 Prepaid Income Taxes		
2412 NYS Prepaid Taxes		-
2413 MTA Prepaid Taxes		-
2414 NYC Prepaid Taxes		-
Total 2410 Prepaid Income Taxes		-
2500 Loans Payables		
2501 Vitals LLC		7,000
2503 SBA		287,900
2504 Shopify		68,739
Total 2500 Loans Payables	$	363,639
Total Other Current Liabilities	$	438,584
Total Current Liabilities	$	508,956
Long-Term Liabilities		
2600 Loans Payable Shareholders		-
2601 Andrew Page		306,276
2602 Anuj Patel		16,044
Total 2600 Loans Payable Shareholders	$	322,320
2700 Convertible Notes		
2701 Kavi Gupta		100,000
2702 Mark Chiaviello		52,000
Total 2700 Convertible Notes	$	152,000
2800 Loans Payable		
2801 Paul Page Note		100,000
Total 2800 Loans Payable	$	100,000
Total Long-Term Liabilities	$	574,320
Total Liabilities	$	1,083,276
Equity		
3000 Common Stock		600
3900 Retained Earnings		(418,270)
Net Income		(476,577)
Total Equity	$	(894,247)
TOTAL LIABILITIES AND EQUITY	$	189,029

The Axle Workout
Profit and Loss
FY 2021

	Total
Income	
4000 Revenue	
4003 Sales	156,409
4005 Shipping Income	230
4007 Refunds	(7,957)
4020 Discounts	(61)
Total 4000 Revenue	$ 148,621
Total Income	$ 148,621
Cost of Goods Sold	
4500 Cost of Goods Sold	
4501 Merchant Fees	12,449
4520 Purchases	11,150
4530 Freight, Duty Brokerage & Other Costs	137,848
4540 Contractors	49,718
Total 4500 Cost of Goods Sold	$ 211,165
Total Cost of Goods Sold	$ 211,165
Gross Profit	$ (62,544)
Expenses	
6300 Legal & Professional Services	
6310 Accounting & Payroll Services	25,292
6320 Consulting Expenses	21,317
6330 Legal - General	10,494
Total 6300 Legal & Professional Services	$ 57,102
7100 Travel	
7110 Airfare and Rail	2,620
7120 Ground Transportation	417
7130 Lodging	964
7140 Meals & Entertainment	1,165
Total 7100 Travel	$ 5,166
7300 Facilities	
7330 Insurance	5,790
7360 Office Expenses	78
Total 7300 Facilities	$ 5,868
7500 Marketing & Sales Expenses	
7510 Advertising	269,501
7520 Marketing Subscriptions	2,495
7540 Software	25,821
7550 Computer Expenses	108
Total 7500 Marketing & Sales Expenses	$ 297,925
7815 Bank Charges	1,977
9600 Uncategorized Expense	32,800

Total Expenses	**$**	**400,838**
Net Operating Income	**$**	**(463,383)**
Other Expenses		
8500 Income Taxes Expenses		
8510 NYS Franchise Tax		1,294
8530 NYC Income Taxes		264
8540 Franchise Tax		1,004
Total 8500 Income Taxes Expenses	$	2,561
9500 Interest Expense		10,633
Total Other Expenses	**$**	**13,194**
Net Other Income	**$**	**(13,194)**
Net Income	**$**	**(476,577)**

Thursday, Apr 14, 2022 09:52:14 AM GMT-7 - Accrual Basis